Exhibit 4(a)(7)

Home Office: Cincinnati, Ohio

Variable Administrative Office: P.O. Box 5423, Cincinnati, Ohio 45201-5423

Group Flexible Premium Deferred Variable Annuity Contract

We have issued this Group Flexible Premium Deferred Variable Annuity Contract (“Contract”) in consideration of the payment of Purchase Payments, and of any application and/or participant enrollment forms. The Contract Owner is set out on the Contract Specifications page. It is effective as of the Contract Effective Date set out on the Contract Specifications page. It is subject to all of the terms and conditions set out on the following pages.

As you read through this Contract, please note that the words “we”, “us”, “our”, and “Company” refer to Annuity Investors Life Insurance Company. The words “you” and “your” refer to the Contract Owner. “Administrative Office” means our home office or any other place of business that we may designate.

MARK F. MUETHING SECRETARY	CHARLES R. SCHEPER PRESIDENT

Nonparticipating - No Dividends

PAYMENTS AND OTHER VALUES DESCRIBED IN THIS CONTRACT, WHEN BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT, MAY INCREASE OR DECREASE AND ARE NOT GUARANTEED AS TO FIXED DOLLAR AMOUNTS. NO MINIMUM CONTRACT VALUE IS GUARANTEED, EXCEPT FOR AMOUNTS IN THE FIXED ACCOUNT.

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CONTRACT SPECIFICATIONS

CONTRACT OWNER: JOHN DOE

CONTRACT NUMBER: 00000000

CONTRACT EFFECTIVE DATE: JANUARY 01, 2004

PURCHASE PAYMENT BONUS RATE: [4%]

SEPARATE ACCOUNT: Annuity Investors Variable Account B

Following is a list of the Funds in which the currently available Sub-Accounts invest:

[The Dreyfus Socially Responsible Growth Fund, Inc.]

[Dreyfus Stock Index Fund]

[Dreyfus VIF Appreciation Portfolio]

[Dreyfus VIF Developing Leaders Portfolio]

[Dreyfus VIF Growth and Income Portfolio]

[Dreyfus VIF Money Market Portfolio]

[INVESCO VIF-Core Equity Fund]

[INVESCO VIF-Dynamics Fund]

[INVESCO VIF-Financial Services Fund]

[INVESCO VIF-Health Sciences Fund]

[INVESCO VIF-High Yield Fund]

[INVESCO VIF-Small Company Growth Fund]

[Janus Aspen Series Balanced Portfolio]

[Janus Aspen Series Capital Appreciation Portfolio]

[Janus Aspen Series Growth Portfolio]

[Janus Aspen Series International Growth Portfolio]

[Janus Aspen Series Mid Cap Growth Portfolio]

[Janus Aspen Series Worldwide Growth Portfolio]

[PBHG Growth II Portfolio]

[PBHG Large Cap Growth Portfolio]

[PBHG Mid-Cap Portfolio]

[PBHG Select Value Portfolio]

[PBHG Technology & Communications Portfolio]

[Scudder VIT EAFE® Equity Index Fund]

[Scudder VIT Small Cap Index Fund]

[Strong Opportunity Fund II]

[Strong VIF Mid Cap Growth Fund II]

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[The Timothy Plan Conservative Growth Variable Series]

[The Timothy Plan Strategic Growth Variable Series]

[Van Kampen UIF Core Plus Fixed Income Portfolio]

[Van Kampen UIF U.S. Mid Cap Core Portfolio]

[Van Kampen UIF U.S. Real Estate Portfolio]

[Van Kampen UIF Value Portfolio]

FIXED ACCOUNT:

Following is a list of the currently available Fixed Account options, with guarantee periods as may be applicable:

Fixed Accumulation Account

[Fixed Account One-Year Guarantee Period]

[Fixed Account Three-Year Guarantee Period]

[Fixed Account Five-Year Guarantee Period]

[Fixed Account Seven-Year Guarantee Period]

[Fixed Account Seven-Year Guarantee Period and Fixed Account Five-Year Guarantee Period options are available to a Participant during the first Certificate Year only.] We may add or delete Fixed Account options at any time.

The guaranteed rate of interest for the Fixed Account options is an annual effective rate of at least [three] percent ([3]%) per year.

TRANSFER FEE: [$25] per transfer in excess of [twelve (12)] in any Certificate Year.

CONTINGENT DEFERRED SALES CHARGE: An amount deducted on each withdrawal or surrender of a Purchase Payment, as follows:

Number of full years elapsed between the date of receipt of a Purchase Payment and date Written Request for withdrawal or surrender is received		Contingent Deferred Sales Charge as a percentage of the associated Purchase Payment withdrawn or surrendered
0		8%
1		8%
2		7%
3		6%
4		5%
5		4%
6		3%
7		2%
8	+	0%

Please see the SURRENDERS AND WITHDRAWALS section of this Contract for additional information.

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CERTIFICATE MAINTENANCE FEE: [$30] Annually. The Company, in its sole discretion, may reduce or waive this fee.

MORTALITY AND EXPENSE RISK CHARGE: A charge equal to an effective annual rate of [1.25%] of the daily Net Asset Value of the Sub-Accounts. The Company, in its sole discretion, may reduce this charge on a nondiscriminatory basis.

ADMINISTRATION CHARGE: A charge equal to an effective annual rate of [0.15%] of the daily Net Asset Value of the Sub-Accounts. The Company, in its sole discretion, may reduce or waive this charge on a nondiscriminatory basis.

TERMINATION: We reserve the right to terminate the interest of a Participant in this Contract, if at any time his or her Surrender Value is less than $500. A surrender will be deemed to have been made and we will pay the Participant his or her Surrender Value.

[The following terms and conditions apply to termination of this Contract:                     ]

INQUIRIES: For information, or to make a complaint, call or write:

Variable Annuity Service Center

Annuity Investors Life Insurance Company

Post Office Box 5423

Cincinnati, Ohio 45201-5423

[1-800-789-6771]

If you prefer, you may visit us at our website, www.annuityinvestors.com

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FEES AND CHARGES	16

Mortality and Expense Risk Charge	16
Administration Charge	16
Certificate Maintenance Fee	17

SURRENDERS AND WITHDRAWALS	17

Surrenders	17
Withdrawals	17
Surrender Value	17
Contingent Deferred Sales Charge	18
Deferral of Payment	18

OWNERSHIP PROVISIONS	18

Ownership of Separate Account	18
Ownership of Contract and Participant Account	18
Transfer and Assignment	19
Successor Owner	19
Community Property	19

BENEFICIARY PROVISIONS	19

Beneficiary	19
Designation of Beneficiary	19

BENEFIT ON ANNUITY COMMENCEMENT DATE	20

Annuity Commencement Date	20
Annuity Benefit Payments	20
Form of Annuity Benefit	20

BENEFIT ON DEATH OF PARTICIPANT	20

Death Benefit	20
Death Benefit Amount	21
Step Up in Account Value for Successor Owner	21
Transfers After Death	22
Death Benefit Commencement Date	22
Death Benefit Payments	22
Form of Death Benefit	22

SETTLEMENT OPTIONS	23

Conditions	23
Benefit Payments	23
Fixed Dollar Payments	24
Variable Dollar Payments	24
Limitation on Election of Settlement Option	24
Settlement Option Computations	24
Available Settlement Options	25
Commuted Values	25
Settlement Option Tables	26

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DEFINITIONS

Account(s): The Sub-Accounts and the Fixed Account options.

Account Value: For a Participant, the aggregate value of his or her interest in all of the Sub-Accounts and the Fixed Account options as of the end of any Valuation Period. The value of his or her interest in all of the Sub-Accounts is his or her “Variable Account Value”. The value of his or her interest in all of the Fixed Account options is his or her “Fixed Account Value”.

Accumulated Earnings: For a Participant, his or her Account Value in excess of Purchase Payments received by us that have not been returned.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Commencement Date. The value of an Accumulation Unit is referred to as “Accumulation Unit Value”.

Annuity Benefit: The payments that may be made under the BENEFIT ON ANNUITY COMMENCEMENT DATE section of this Contract.

Annuity Commencement Date: For a Participant, the first day of the first payment interval for which an Annuity Benefit payment is to be made.

Beneficiary: The person entitled to receive any Death Benefit with respect to the interest of a Participant in this Contract.

Benefit Unit: A unit of measure used to determine the dollar value of any Variable Dollar payments. The value of a Benefit Unit is referred to as “Benefit Unit Value”.

Certificate: Evidence that is provided to a Participant of his or her interest in this Contract.

Certificate Anniversary: For a Participant, the date in each year that is the annual anniversary of his or her Certificate Effective Date.

Certificate Effective Date: For a Participant, the date on which his or her interest in this Contract takes effect. This date is shown on his or her Certificate Specifications page.

Certificate Year: For a Participant, each twelve (12) month period that begins on his or her Certificate Effective Date or on a Certificate Anniversary.

Code: The Internal Revenue Code of 1986, as amended, and the rules and regulations that are issued under it.

Commencement Date: For a Participant:

1)	the Annuity Commencement Date if an Annuity Benefit is payable; or

2)	the Death Benefit Commencement Date if a Death Benefit is payable.

Death Benefit: The benefit described in the BENEFIT ON DEATH OF PARTICIPANT section of this Contract.

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Death Benefit Commencement Date: For a Participant:

1)	the first day of the first payment interval for a Death Benefit that is paid as periodic payments; or

2)	the date of payment for a Death Benefit that is paid as a lump sum.

Death Benefit Valuation Date: The earlier of:

1)	the date that we have received both Due Proof of Death and a Written Request with instructions as to the form of Death Benefit; or

2)	the date that is the Death Benefit Commencement Date.

Due Proof of Death: One of the following:

1)	a certified copy of a death certificate; or

2)	a certified copy of a decree made by a court of competent jurisdiction as to the finding of death.

We will also accept other proof that is satisfactory to us.

Fund: A management investment company (or a portfolio of it) that is registered under the Investment Company Act of 1940, as amended. Each Sub-Account invests in a Fund.

Net Asset Value: The amount computed by an investment company as the price at which its shares or units may be redeemed. This price is computed in accordance with the rules of the Securities and Exchange Commission. It is computed no less frequently than each Valuation Period.

Participant: A person who has an interest in this Contract, as evidenced by a Certificate.

Purchase Payment: An amount paid to us for an interest in this Contract. This amount is after the deduction of any fee charged by the person remitting payments. It is also after the deduction of premium tax or other taxes that may apply.

Separate Account: An account that is established and maintained by the Company pursuant to the laws of the State of Ohio. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended.

Sub-Account: A subdivision of the Separate Account. Each of the Sub-Accounts invests in the shares of a designated Fund.

Valuation Date: Each day on which the New York Stock Exchange is open for business.

Valuation Period: The period commencing at the close of regular trading on the New York Stock Exchange on any Valuation Date, and ending at the close of trading on the next succeeding Valuation Date.

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Written Request: Information provided, or a request made, that is:

1)	complete and satisfactory to us;

2)	sent to us on our form or in a manner satisfactory to us, which may, at our discretion, be by telephone or electronic means; and

3)	received by us at our Administrative Office.

A Written Request is subject to any payment that we make before we acknowledge it. It is also subject to any action that we take before we acknowledge it. We will deem a Written Request to be a standing order. It may be modified or revoked only by a subsequent Written Request, when permitted by the terms of this Contract. A Participant may be required to return his or her Certificate to us in connection with a Written Request.

GENERAL PROVISIONS

Entire Contract

This Contract is a group flexible premium deferred variable annuity contract. It is restricted by endorsement as required to obtain favorable tax treatment under the Code, and is not valid without the requisite endorsement(s) being attached. This Contract and its endorsements, and any application and enrollment forms of Participants, form the entire Contract between you and us. Certificates are not contracts and are not a part of this Contract.

Only statements in consideration for this Contract or an interest in it will be used to void this Contract or an interest in it, or to defend a claim based on it. Such statements are treated as representations and not warranties.

Changes — Waivers

No changes or waivers of the terms of this Contract are valid unless made in writing and are signed by our President, Vice President, or Secretary. No other person or agent has authority to change or waive any provision of this Contract. We reserve the right both to administer and to change the terms of this Contract to conform to pertinent laws and governmental regulations and rulings.

Nonparticipating

This Contract does not pay dividends or share in the Company’s divisible surplus.

Misstatement

If the age of a person is misstated, payments shall be adjusted to the amount that would have been payable based on the correct age. If payments based on the correct age would have been higher, we will pay the underpaid amount promptly in one sum, with interest. If payments based on the correct age would have been lower, we may deduct the overpaid amount, with interest, from any succeeding payments. We may also pursue other remedies at law or in equity.

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Required Reports

At least once each Certificate Year, we will provide a Participant with a report of his or her current values. We will also provide any other information required by law. These reports will stop on the earliest of the following dates:

1)	the date his or her interest in this Contract is surrendered;

2)	his or her Annuity Commencement Date; or

3)	his or her Death Benefit Commencement Date.

The report will be mailed to his or her last known address. If permitted by law, in lieu of that we may deliver these and other required documents in electronic form. The reported values will be based on the information in our possession at the time that the report is prepared by us. We may adjust the reported values at a later date if that information proves to be incorrect or has changed.

Exclusive Benefit

This Contract is for the exclusive benefit of Participants and their Beneficiaries. Their interests under this Contract are nonforfeitable by us.

State Law

All factors, values, benefits and reserves under this Contract will not be less than those required by the law of the state in which this Contract is delivered.

Claims of Creditors

To the extent allowed by law, this Contract and all values and benefits under it are not subject to the claims of creditors or to legal process.

Company Liability

We will not be liable for any loss that is related to a failure by you, or by any person having rights or benefits under this Contract, to comply with pertinent laws or governmental regulations or rulings.

Voting Rights

To the extent required by law, we will vote all shares of the Funds held in the Separate Account, at regular and special shareholder meetings of the Funds. We will vote the shares attributable to an interest in this Contract in accordance with instructions received from the Participant, or if applicable, from the payee of a settlement option. If there is a change in the law that permits us to vote the shares of the Funds without such instructions, then we reserve the right to do so.

Incontestability

This Contract, and the interests of Participants in it, shall not be contestable by us.

Discharge of Liability

We shall be discharged from all liability to the extent of each payment that is made for a withdrawal, surrender, Annuity Benefit, or Death Benefit.

Transfer By the Company

We reserve the right to transfer our obligations under this Contract to another qualified life insurance company under an assumption reinsurance arrangement. We may make such a transfer without your consent.

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Termination

We may terminate this Contract by giving you sixty (60) days advance notice in writing. You may terminate this Contract by giving us sixty (60) days advance notice in writing. The benefits and charges, if any, in the event of termination of this Contract are set out on the Contract Specifications page. If this Contract is terminated, a Participant may continue his or her interest in it, but no more Purchase Payments will be allowed. Termination of this Contract will not affect payments being made by us.

Taxes

Some states impose on the Company a premium tax or other taxes on annuities. If a premium tax or other taxes are charged or due, we reserve the right to deduct this amount from the Purchase Payment or Account Value at the time that it is imposed.

PURCHASE PAYMENTS

Purchase Payments

One (1) or more Purchase Payments may be paid to us for a Participant at any time before his or her Annuity Commencement Date, so long as:

1)	he or she is still living; and

2)	his or her interest in this Contract has not been surrendered.

The initial Purchase Payment for a Participant must be paid to us on or before his or her Certificate Effective Date. Each Purchase Payment must be paid to us at our Administrative Office. Each Purchase Payment is subject to any minimums or maximums that we set from time to time. Upon request, we will provide you with a receipt as proof of payment.

Purchase Payment Bonus

We will credit a bonus to each Purchase Payment that is received by us. The amount of the bonus is equal to the Purchase Payment Bonus Rate multiplied by the amount of the Purchase Payment. The Purchase Payment Bonus Rate is set forth on the Contract Specifications page. For purposes of computing the bonus, the amount of a Purchase Payment will be determined before deduction of premium tax or other taxes. The bonus will be added to and will be deemed part of the Purchase Payment for all purposes under this Contract. Notwithstanding the foregoing, the bonus will not be returned to a Participant if he or she surrenders his or her interest in this Contract during his or her first Certificate Year.

Allocation of Purchase Payments

We will allocate Purchase Payments to the available Sub-Accounts and Fixed Account options according to instructions from the Participant. Those instructions must be made by Written Request. Allocations must be made in whole percentages. The minimum Purchase Payment amount that can be allocated to the Fixed Accumulation Account or a Sub-Account is $10.00. The minimum Purchase Payment amount that can be allocated to a Fixed Account option other than the Fixed Accumulation Account is $2,000. We may, in our sole discretion, restrict or prohibit allocations to Fixed Account options or Sub-Accounts from time to time on a nondiscriminatory basis.

As Contract Owner, it is your duty to collect Purchase Payments by payroll deduction or otherwise. It is your duty to remit Purchase Payments to us in the proper amount. It is your duty to provide us with all information needed to apply such amounts properly to the interests of Participants.

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No Termination

We will not terminate this Contract or the interest of a Participant in it due to a failure to make additional Purchase Payments. We may terminate an interest in this Contract if its value is below a stated minimum set out on the Contract Specifications page.

FIXED ACCOUNT

Fixed Account

The Fixed Account is part of the Company’s general account. The values of the Fixed Account are not dependent upon the investment performance of the Sub-Accounts.

Fixed Account Options

The Fixed Account options available as of the Contract Effective Date are listed on the Contract Specifications page. We may add or delete Fixed Account options at any time. A Fixed Account option will not be available to a Participant if it has a guarantee period that ends after his or her Annuity Commencement Date.

Interest Credited

The guaranteed rate of interest for the Fixed Account options is an annual effective rate of at least [three] percent ([3]%) per year. We may, at any time, pay a higher current interest rate for any of the Fixed Account options. Such higher rate would be as declared by our Board of Directors from time to time.

Interest on amounts held under a Fixed Account option is earned daily. We will stop crediting interest on an amount as of the date that it is transferred, withdrawn, surrendered, or applied to charges. We will stop crediting interest on an amount that is applied to a settlement option as of the Commencement Date.

The interest rate credited to each Purchase Payment allocated to the Fixed Accumulation Account will not be changed for at least twelve (12) months following the date on which it was received.

The interest rate credited to an amount that is held under a Fixed Account option that has a guarantee period will not be changed until the end of that period. The guarantee period is measured from the date that the amount is allocated or transferred to that option.

Renewal

An amount that is allocated or transferred to a Fixed Account option that has a guarantee period will mature at the end of that period. When an amount matures, a Participant may transfer it to any of the Fixed Account options or Sub-Accounts that are then available to him or her under this Contract. To do so, a Written Request must be received within the thirty (30) day period that ends on the date that the amount matures.

If a Participant does not transfer the amount, then it will be applied to a new guarantee period under the same Fixed Account option if it is then available to him or her. The interest rate for the new period will be the then current rate for that option. If that option is not available, then the amount will be transferred to the Fixed Accumulation Account.

Such a transfer or renewal will be effective on the day after the amount matures.

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Fixed Account Value

A Participant’s Fixed Account Value at any time is equal to:

1)	Purchase Payment(s) for his or her interest in this Contract that are allocated to the Fixed Account options; plus

2)	amounts transferred to the Fixed Account for him or her; plus

3)	interest credited to the Fixed Account for him or her; less

4)	any withdrawals, surrender, deductions, and transfers from the Fixed Account for him or her; and less

5)	other charges and adjustments to his or her interest made as described elsewhere in this Contract.

SEPARATE ACCOUNT

General Description

The variable benefits under this Contract are provided through the Separate Account.

The income, if any, and any gains or losses, realized or unrealized, on the Separate Account will be credited to or charged against the amounts allocated to such account. This credit or charge will be made without regard to other income, gains, or losses of the Company. The amounts allocated to the Separate Account and the earnings on those amounts are the property of the Company. However, the Separate Account is not chargeable with any other liabilities of the Company to the extent that it is equal to the reserves and other contractual liabilities under all of the policies, annuities, and other contracts identified with it. The Company is not, and does not hold itself out to be, a trustee with respect to such amounts.

We have the right to transfer certain assets from the Separate Account to our general account. We may transfer any assets that are in excess of the required reserves and other contractual liabilities under all of the policies, annuities, and other contracts identified with the Separate Account. We may make these transfers in our sole discretion at any time and without prior notice.

We may merge or combine the Separate Account with any other separate account of the Company. We may transfer the assets of the Separate Account to another life insurance company by means of a merger or reinsurance. We may convert the Separate Account into a managed separate account. We may de-register the Separate Account under the Investment Company Act of 1940. Such a change will be made in accordance with pertinent laws. It will be made only after obtaining any approvals that may be needed, including those of the Ohio Department of Insurance and the Securities and Exchange Commission.

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Sub-Accounts of the Separate Account

The Separate Account is divided into Sub-Accounts. All of the Sub-Accounts that are available as of the Contract Effective Date are listed on the Contract Specifications page. Each of the Sub-Accounts invests exclusively in shares of an underlying Fund. These Funds are shown on the Contract Specifications page. Any amounts of income on the shares of a Fund will be reinvested in additional shares of that Fund at its Net Asset Value. Any gains on the shares of a Fund will also be reinvested.

We may add or delete Sub-Accounts. We may substitute shares of a different Fund or different class or series of a Fund for shares held in a Sub-Account. We may merge or combine Sub-Accounts. Such a change will be made in accordance with pertinent laws. It will be made only after obtaining any approvals that may be needed.

Valuation of Assets

Shares of Funds held by each Sub-Account will be valued at their Net Asset Value at the end of each Valuation Period, as reported by each such Fund.

Variable Account Value

Purchase Payment(s) that are allocated to a Sub-Account, and amounts that are transferred to a Sub-Account, are converted into Accumulation Units. The number of Accumulation Units credited is determined by dividing the dollar amount directed to that Sub-Account by the value of the Accumulation Unit for that Sub-Account at the end of the Valuation Period during which the amount is received.

The following events will result in the cancellation of an appropriate number of Accumulation Units of a Sub-Account:

1)	a transfer from a Sub-Account;

2)	the surrender or a withdrawal of a Participant’s Variable Account Value;

3)	the payment of a Death Benefit;

4)	the application of a Participant’s Variable Account Value to a settlement option; or

5)	the deduction of the charges, fees, or other adjustments described in this Contract.

Accumulation Units will be canceled as of the end of the Valuation Period during which we receive a Written Request that gives rise to such cancellation. Units will be cancelled as of the Commencement Date. Units will also be cancelled as of the end of the Valuation Period on which a charge, fee, or other adjustment is due.

At any time, the Variable Account Value of a Participant is equal to the sum of the values of his or her interest in each Sub-Account. The value of his or her interest in a Sub-Account is equal to the number of his or her Accumulation Units for that Sub-Account multiplied by the Accumulation Unit Value for that Sub-Account. These values are determined as of the end of the preceding Valuation Period.

Accumulation Unit Value

The initial Accumulation Unit Value for the Money Market Sub-Account was set at $1.00. The initial Accumulation Unit Value for each of the other Sub-Accounts was set at $10.00. After that, the Accumulation Unit Value at the end of each Valuation Period is the Accumulation Unit Value as of the end of the prior Valuation Period multiplied by the Net Investment Factor. The Net Investment Factor is described below. The Accumulation Unit Values will vary as a result of the varying investment experience of the Funds.

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The Net Investment Factor is a measure of the investment performance of a Sub-Account from one Valuation Period to the next. Each Sub-Account has a Net Investment Factor for each Valuation Period. The Net Investment Factor may be greater than one (1), or it may be less than one (1). This means that the Accumulation Unit Value for each Sub-Account may increase or it may decrease. The Net Investment Factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and then subtracting (3) from the result, where:

1)	is equal to:

a)	the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the applicable Valuation Period; plus

b)	the per share amount of any dividend or net capital gain distributions made by the Fund held in the Sub-Account, if the “ex-dividend” date occurs during the applicable Valuation Period; plus or minus

c)	a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account;

2)	is the Net Asset Value per share of the Fund held in the Sub-Account, determined at the end of the preceding Valuation Period; and

3)	is the sum of the Mortality and Expense Risk Charge and the Administration Charge to be deducted from the Sub-Account for the number of days in the applicable Valuation Period.

TRANSFERS

Prior to his or her Commencement Date, a Participant may transfer amounts in a Sub-Account or Fixed Account option as set out below.

Transfers From a Fixed Account Option to a Fixed Account Option

If allowed by the Company, in its sole discretion, a Participant may transfer amounts from a Fixed Account option to another Fixed Account option. If a transfer is being made from a Fixed Account option pursuant to the Renewal provision of this Contract, then the entire amount that has matured may be transferred. Other transfers from a Fixed Account option during a Certificate Year may not exceed twenty percent (20%) of the value of his or her interest in that option as of the most recent Certificate Anniversary. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Fixed Account option from time to time on a nondiscriminatory basis.

Transfers From a Fixed Account Option to a Sub-Account

If allowed by the Company, in its sole discretion, a Participant may transfer amounts from a Fixed Account option to a Sub-Account. If a transfer is being made from a Fixed Account option pursuant to the Renewal provision of this Contract, then the entire amount that has matured may be transferred. Other transfers from a Fixed Account option during a Certificate Year may not exceed twenty percent (20%) of the value of that option as of the most recent Certificate Anniversary. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Sub-Account from time to time on a nondiscriminatory basis.

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Transfers From a Sub-Account to a Fixed Account Option

If allowed by the Company, in its sole discretion, a Participant may transfer amounts from a Sub-Account to a Fixed Account option. Amounts previously transferred from Fixed Account options to the Sub-Accounts may not be transferred back to the Fixed Account for a period of six (6) months from the date of transfer. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Fixed Account option from time to time on a nondiscriminatory basis.

Transfers From a Sub-Account to a Sub-Account

If allowed by the Company, in its sole discretion, a Participant may transfer amounts from a Sub-Account to another Sub-Account. We may, in our sole discretion, restrict or prohibit this type of transfer or the availability of any Sub-Account from time to time on a nondiscriminatory basis.

Other Transfer Rules

A transfer must be made by Written Request. The minimum transfer amount is $500 or the balance of the Sub-Account or Fixed Account option, if less.

We will charge a Transfer Fee on each transfer over a certain number per year. The amount of the Transfer Fee, and the number of transfers that may be made before it applies, are set out on the Contract Specifications page.

We may modify our transfer procedures at any time and at our sole discretion. Such modifications could be applied to transfers to or from some or all of the Sub-Accounts or Fixed Account options, and may include, but not be limited to, the following:

1)	the requirement of a minimum time period between each transfer;

2)	the means for submitting a Written Request; or

3)	limits on the dollar amount that may be transferred between available Sub-Accounts or Fixed Account options at any one time.

FEES AND CHARGES

Mortality and Expense Risk Charge

The Mortality and Expense Risk Charge is shown on the Contract Specifications page. It is deducted daily from each of the Sub-Accounts. This deduction is made to compensate us for assuming the mortality and expense risks under this Contract.

Administration Charge

The Administration Charge is shown on the Contract Specifications page. It is deducted daily from each of the Sub-Accounts. This deduction is made to reimburse us for certain expenses that are incurred in the administration of this Contract and the Separate Account.

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Certificate Maintenance Fee

The Certificate Maintenance Fee (“Fee”) is shown on the Contract Specifications page. It is deducted for a Participant as of the Valuation Period after each Certificate Anniversary that his or her interest in this Contract is in effect until the Commencement Date. The full annual Fee will also be deducted at the time of a surrender of his or her interest. The Fee will be deducted pro-rata from each Sub-Account in which the Participant has an interest at that time. The Fee does not apply to the Fixed Account.

After his or her Commencement Date, if Variable Dollar payments are to be made, the Fee will be deducted pro-rata from each payment. This deduction will result in a reduction in the amount of such payment.

We may waive the Fee in whole or in part in our sole discretion.

SURRENDERS AND WITHDRAWALS

Surrenders

A Participant may surrender his or her interest in this Contract in full for his or her Surrender Value at any time prior to the Annuity Commencement Date. A surrender must be made by Written Request. In case of a surrender, the interest of the Participant in this Contract will be terminated.

Withdrawals

A Participant may take withdrawals from his or her interest in this Contract at any time prior to the Annuity Commencement Date. A withdrawal must be made by Written Request. The amount of any withdrawal must be at least $500. A withdrawal cannot reduce his or her Surrender Value to less than $500. A withdrawal will result in the cancellation of Accumulation Units from each of the applicable Sub-Accounts and/or a reduction of the Fixed Account Value of the Participant.

Surrender Value

At any time, the Surrender Value of a Participant is determined as follows. First start with his or her Account Value as of the end of the applicable Valuation Period. If the determination is made during a Participant’s first Certificate Year, subtract the amount of the bonus(es) credited to Purchase Payment(s) received by us from him or her. Then subtract the Contingent Deferred Sales Charge that would apply upon a surrender of his or her interest. Then subtract the outstanding balance of any loans. Finally, subtract any applicable premium tax or other taxes not previously deducted.

The amount available for surrender or withdrawal by a Participant will be based on his or her Surrender Value as of the end of the Valuation Period in which we receive the Written Request.

On surrender, a full Contract Maintenance Fee will also be deducted from the Surrender Value. In addition, all bonus amounts credited to a Participant’s Account Value will be forfeited upon a surrender during the first Certificate Year.

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Contingent Deferred Sales Charge

A surrender or withdrawal may be subject to a Contingent Deferred Sales Charge. This charge is set forth on the Contract Specifications page. The Contingent Deferred Sales Charge is applied to and is calculated separately for each Purchase Payment and bonus. For purposes of calculating the Contingent Deferred Sales Charge:

1)	withdrawals will be deemed to come first from the portion of the Participant’s Account Value that represents Accumulated Earnings before being taken from the portion of his or her Account Value that represents Purchase Payments and bonuses; and

2)	his or her Purchase Payments and bonuses will be deemed to be withdrawn on a “first-in, first-out” (FIFO) basis.

No charge applies to Purchase Payments and bonuses that have been invested in the Contract for more than eight (8) years. No charge applies to Accumulated Earnings. We may, in our sole discretion, waive the Contingent Deferred Sales Charge in whole or in part.

Deferral of Payment

The Company has the right to suspend or delay the date of payment of a withdrawal or surrender of the Variable Account Value at certain times. We may do this for any period:

1)	when the New York Stock Exchange is closed, or when trading on the New York Stock Exchange is restricted; or

2)	when an emergency exists (as determined by the Securities and Exchange Commission) as a result of which:

a)	the disposal of securities in the Separate Account is not reasonably practicable; or

b)	it is not reasonably practicable to determine fairly the value of the net assets in the Separate Account; or

3)	when the Securities and Exchange Commission so permits for the protection of security holders.

The Company further reserves the right to delay payment of a withdrawal or surrender of the Fixed Account Value. We may delay such payment for up to six (6) months after we receive a Written Request.

OWNERSHIP PROVISIONS

Ownership of Separate Account

The Company has absolute ownership of the assets in the Separate Account. We are not, and do not hold ourselves out to be, a trustee in respect of any amounts under the Separate Account.

Ownership of Contract and Participant Account

The Contract Owner must be an employer or the trustee for an employer’s retirement plan. The Contract Owner is shown on the Contract Specifications page. This Contract is held by the Contract Owner for the benefit of the Participants and Beneficiaries.

Each person for whom Purchase Payment(s) are made will have an interest in this Contract as a Participant. An account will be established for each Participant.

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Transfer and Assignment

Neither you nor a Participant may transfer, sell, assign, pledge, charge, encumber or in any way alienate an interest in this Contract.

Successor Owner

In some cases, the spouse of a Participant may succeed to the ownership of the interest of a Participant in this Contract after the death of the Participant. Specifically, if the Participant dies before his or her Annuity Commencement Date and the spouse is the sole surviving Beneficiary, the spouse will become the successor owner of the Participant’s interest if:

1)	the Participant makes that Written Request before his or her death; or

2)	after the Participant’s death, his or her spouse makes that Written Request within one (1) year of the Participant’s death and before the Death Benefit Commencement Date.

As successor owner, the spouse will then succeed to all the rights of the Participant under this Contract except the right to name another successor owner.

Community Property

If a Participant lives in a community property state and has a spouse at any time while he or she participates under this Contract, the laws of that state may vary his or her ownership rights.

BENEFICIARY PROVISIONS

Beneficiary

The Beneficiary is the person or persons designated by the Participant under the Designation of Beneficiary provision of this Contract. If no Beneficiary has been designated, or no Beneficiary designated survives the Participant, then the estate of the Participant will be the Beneficiary.

A Beneficiary will be deemed not to have survived a Participant if he or she dies within thirty (30) days after the death of the Participant.

Two (2) or more persons may be designated jointly as the Beneficiary. Unless stated otherwise, joint Beneficiaries that survive the Participant will be entitled to equal shares. One (1) or more persons may be designated as contingent Beneficiary. Unless stated otherwise, a contingent Beneficiary will be entitled to a benefit only if there is no primary Beneficiary that survives the Participant.

Designation of Beneficiary

Unless a Participant has specified that a prior designation is irrevocable, he or she may make or change a designation of Beneficiary at any time before the Annuity Commencement Date.

A designation of Beneficiary must be made by Written Request. Except as otherwise elected or required by law, it will not cancel any settlement option election previously made.

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BENEFIT ON ANNUITY COMMENCEMENT DATE

Annuity Commencement Date

The Annuity Commencement Date for a Participant is shown on his or her Certificate Specifications page. A Participant may change his or her Annuity Commencement Date by Written Request. Such a request must be made at least thirty (30) days prior to the date that Annuity Benefit payments are to begin. His or her Annuity Commencement Date generally must be no later than the Certificate Anniversary following his or her 70th birthday. It can be later only if we agree.

Annuity Benefit Payments

The Account Value of the Participant as of the Annuity Commencement Date, reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted, will be used to provide Annuity Benefit payments.

Annuity Benefit payments will be made to the Participant as payee. The Participant will be the person on whose life any Annuity Benefit payments are based.

Annuity Benefit payments that are still payable after the death of the Participant will be made to the contingent payee designated by the Participant by Written Request. If no contingent payee that the Participant has designated is surviving, then Annuity Benefit payments that remain payable will be made to the person or persons designated as contingent payee by Written Request by the last payee who received payments. Failing that, such payments will be made to the estate of the last payee who received payments.

Form of Annuity Benefit

Annuity Benefit payments will be made annually under the terms of Option B with a fixed period of ten (10) years, as described in the SETTLEMENT OPTIONS section of this Contract.

In lieu of that, a Participant may elect to have Annuity Benefit payments made pursuant to any other available option that is described in the SETTLEMENT OPTIONS section of this Contract. Such an election must be made by Written Request before the Annuity Commencement Date. A Participant may change his or her election of a settlement option by Written Request made at least thirty (30) days prior to the date that Annuity Benefit payments are scheduled to begin.

BENEFIT ON DEATH OF PARTICIPANT

Death Benefit

A Death Benefit will be paid with respect to a Participant’s interest in this Contract if:

1)	a Participant dies before his or her Annuity Commencement Date and before his or her interest is surrendered;

2)	his or her Death Benefit Valuation Date has occurred; and

3)	his or her spouse does not become the successor owner of his or her interest.

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If a Death Benefit becomes payable:

1)	it will be in lieu of all other benefits with respect to his or her interest in this Contract; and

2)	all other rights with respect to his or her interest in this Contract will be terminated except for rights related to the Death Benefit.

Only one (1) Death Benefit will be paid with respect to the interest of a Participant in this Contract.

Death Benefit Amount

The amount of the Death Benefit with respect to a Participant will be the greatest of:

1)	his or her Account Value on the Death Benefit Valuation Date; or

2)	the Minimum Death Benefit.

The Minimum Death Benefit is equal to the total Purchase Payments for a Participant’s interest in this Contract, including Purchase Payment bonus(es) credited thereto, reduced proportionally for withdrawals. The reduction for withdrawals will be in the same proportion that his or her Account Value was reduced on the date of the withdrawal.

As of the Death Benefit Valuation Date for a Participant, the amount of the Death Benefit will be allocated among the Sub-Accounts and Fixed Account options. The allocation will be in the same proportion as each Account’s value is to the total Account Value for that Participant as of the end of the Valuation Period that precedes the Death Benefit Valuation Date. After this allocation, the amount of the Death Benefit to be paid will be based on the Account Value.

The Death Benefit will be reduced by any applicable premium tax or other taxes not previously deducted. The Death Benefit will also be reduced by any outstanding loans.

Step Up in Account Value for Successor Owner

If the spouse of a Participant becomes the successor owner of his or her interest in this Contract, the Account Value will be increased to equal the amount of the Death Benefit which would have been payable if the spouse had not become the successor owner. This increase will occur as of the date that would have been the Death Benefit Valuation Date. If the Account Value is increased under this provision, we will add the amount of the increase to the Fixed Accumulation Account.

If the Death Benefit that would have been payable is equal to the Account Value as of the date that would have been the Death Benefit Valuation Date, then there will be no such change to the Account Value.

The election to become successor owner will be deemed to be instructions as to the form of Death Benefit. Therefore, the date that would have been the Death Benefit Valuation Date will be the later of the date that we receive Due Proof of Death, or the date we receive the successor owner election. This date will never be later than one (1) year after the date of death of the Participant.

If the spouse becomes the successor owner, any Contingent Deferred Sales Charge which would have applied at that time on a surrender or withdrawal will be waived. However, Contingent Deferred Sales Charges, as described in this Contract, will apply to any new Purchase Payments that may be made to the interest of the successor owner.

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Transfers After Death

Between the Death Benefit Valuation Date and the Death Benefit Commencement Date, the Beneficiary may transfer funds among Sub-Accounts and Fixed Account options. Such transfers are subject to the limitations set out in the TRANSFERS section of this Contract.

Death Benefit Commencement Date

The Beneficiary may designate the Death Benefit Commencement Date by Written Request. This request must be made within one (1) year of the death of the Participant. If no designation is made, then the Death Benefit Commencement Date will be one (1) year after the death of the Participant.

Death Benefit Payments

Death Benefit payments with respect to a Participant shall be made to his or her Beneficiary as payee. The Beneficiary will be the person on whose life Death Benefit payments under a settlement option will be based.

Any Death Benefit payments that remain payable after the death of the Beneficiary will be made:

1)	to any contingent payee designated as part of any Death Benefit settlement option election made by the Participant; or if none is surviving at the time payment is to be made, then

2)	to any contingent payee designated by the Beneficiary by Written Request; or if none is surviving at the time payment is to be made, then

3)	to the estate of the last payee who received payments.

Form of Death Benefit

Death Benefit payments will be made annually under the terms of Option A with a period certain of four (4) years, as described in the SETTLEMENT OPTIONS section of this Contract.

In lieu of that, a Participant may elect at any time before his or her death to have any Death Benefit paid in the form of a lump sum or pursuant to any available option described in the SETTLEMENT OPTIONS section of this Contract. A Participant may change his or her election of a settlement option at any time before his or her death.

If a Participant does not make any such election, the Beneficiary may make that election at any time after the death of the Participant and before the Death Benefit Commencement Date. A Beneficiary may change his or her own election of a settlement option if at least thirty (30) days prior to the date that Death Benefit payments are scheduled to begin.

Any election or change of election must be made by Written Request.

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SETTLEMENT OPTIONS

Conditions

Payments under a settlement option are subject to any minimum amounts, payment intervals, and other terms or conditions that we may from time to time require. If we change our minimums, we may change any current or future payment amounts and/or payment intervals to conform to the change. More than one (1) settlement option may be elected if the requirements for each settlement option elected are satisfied. Once payment begins under a settlement option, the settlement option may not be changed.

All elected settlement options must comply with pertinent laws and governmental regulations and rulings.

If more than one (1) person is the payee under a settlement option, payments will be made to the payees jointly. No more than two (2) persons may be initial payees under a joint and survivor settlement option.

If payment under a settlement option depends on whether a specified person is still alive, we may at any time require proof that such person is still living. We will require proof of the age of any person on whose life payments are based.

Benefit Payments

Payments may be calculated and paid:

1)	as Fixed Dollar payments;

2)	as Variable Dollar payments; or

3)	as a combination of both.

The amount to be applied to Variable Dollar payments is the Variable Account Value of the Participant or Beneficiary as of the end of the Valuation Period that precedes the Commencement Date. It will include the amount of any transfer to Variable Dollar payments that is made from the Fixed Account as of that same time. It will be reduced by the amount of any transfer to Fixed Dollar payments that is to be made from the Separate Account on the Commencement Date. An amount that is transferred from the Fixed Account will be allocated among the Sub-Accounts by Written Request.

The amount to be applied to Fixed Dollar payments is the Fixed Account Value of the Participant or Beneficiary as of the Commencement Date. It will include the amount of any transfer to Fixed Dollar payments that is made from the Separate Account on that date. It will not include the amount of any transfer to Variable Dollar payments that is made from the Fixed Account as of the end of the Valuation Period that precedes the Commencement Date.

In each case, the amount to be applied to payments will be reduced by any fees and charges, loans, or applicable premium tax or other taxes not previously deducted.

No transfers between Fixed Dollar payments and Variable Dollar payments will be allowed after the Commencement Date. Twelve (12) months or more after the Commencement Date, the payee may transfer all or part of the Benefit Units upon which Variable Dollar payments are based from the Sub-Account(s) then held, to Benefit Units in other Sub-Account(s) that are then available. Such transfers of Benefit Units may not occur more than once in any twelve (12) month period. Such transfers are subject to the other limitations set out in the TRANSFERS section of this Contract.

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Fixed Dollar Payments

Fixed Dollar payments are determined as follows. We start with the amount to be applied to Fixed Dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected. Fixed Dollar payments will remain level for the duration of the payment period.

Variable Dollar Payments

The Variable Dollar base payment is determined as follows. We start with the amount to be applied to Variable Dollar payments, expressed in thousands of dollars. This amount is then multiplied by the amount of the periodic payment per $1,000 of value. This payment is obtained from the Settlement Option Table for the option that is elected.

The number of Benefit Units in each Sub-Account held for such Variable Dollar payments is determined as follows. We divide the dollar amount of the Variable Dollar base payment from each Sub-Account by the Benefit Unit Value for that Sub-Account as of the Commencement Date. The number of Benefit Units in each Sub-Account will change if the payee makes transfers among Sub-Accounts. The Benefit Units in each Sub-Account will change proportionally to a change in the base payment due to any change in the payment interval or as specified by the settlement option. Otherwise, the number of Benefit Units remains fixed during the payment period.

The actual amount of each Variable Dollar payment will reflect the investment performance of the Sub-Account(s) selected. It may vary from payment to payment. The total amount of each Variable Dollar payment will be equal to the sum of the payments from each Sub-Account. We will deduct a pro-rata portion of the Contract Maintenance Fee from this total.

The payment from each Sub-Account is found by multiplying the number of Benefit Units held in that Sub-Account for such Variable Dollar payments by the Benefit Unit Value for that Sub-Account. We do this as of the end of the fifth Valuation Period before the date that the payment is due.

The Benefit Unit Value for each Sub-Account is originally established in the same manner as Accumulation Unit Values. For any date after that, the value of a Benefit Unit for a Sub-Account is determined by multiplying the Benefit Unit Value as of the end of the preceding Valuation Period by the Net Investment Factor. This factor is determined as set forth in the Accumulation Unit Value provision of this Contract. The product is then multiplied by the assumed daily investment factor for the number of days in the Valuation Period. The factor is based on the assumed net investment rate for the Settlement Option Table that is used to fix the base payment. This factor shall be not greater than [0.99997236], which is the factor based on a net investment rate of [one] percent ([1]%) per year, compounded annually, as reflected in the guaranteed Settlement Option Tables.

Limitation on Election of Settlement Option

Fixed periods shorter than five (5) years are generally not available. A fixed period of less than five (5) years is available only as a Death Benefit settlement option.

Settlement Option Computations

The Annuity 2000 Mortality Table for blended lives (60% female/40% male) with interest at [one] percent ([1]%) per year, compounded annually, is used to compute all guaranteed settlement option factors, values, and benefits under this Contract.

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Available Settlement Options

The available settlement options are set out below.

Option A Income for a Fixed Period

We will make periodic payments for a fixed period. The first payment will be paid as of the last day of the initial payment interval. The maximum time over which payments will be made by us or money will be held by us is thirty (30) years. The Option A Table applies to this Option.

Option B Life Annuity with Payments for at Least a Fixed Period

We will make periodic payments for at least a fixed period. If the person on whose life payments are based lives longer than the fixed period, then we will make payments until his or her death. The first payment will be paid as of the last day of the initial payment interval. The Option B Table applies to this Option.

Option C Joint and One-half Survivor Annuity

We will make periodic payments until the death of the primary person on whose life payments are based; thereafter, we will make one-half (1/2) of the periodic payment until the death of the secondary person on whose life payments are based. The first payment will be paid as of the last day of the initial payment interval. The Option C Table applies to this Option.

Option D Any Other Form

We will make periodic payments in any other form of settlement option that is acceptable to us at the time of an election.

Commuted Values

Commuted values, if available, may be taken no sooner than five (5) years after the Commencement Date. Commuted values are not available for any option based on life expectancy. Upon request, we will provide information on the current commuted value, if any, of any non-life contingent settlement option elected.

The commuted value is always less than the sum of the payments not yet made, because those payments include interest. The commuted value at any time is an amount equal to:

1)	the payments not yet made under a settlement option; less

2)	interest from the date of each payment yet to be made.

The interest rate used to calculate the commuted value of payments from an interest in this Contract at any particular time may vary from that originally used to establish the payments.

A Beneficiary who becomes the payee may not elect to receive the commuted value of payments that he or she is to receive if:

1)	payment is to be made under the BENEFIT ON DEATH OF PARTICIPANT section of this Contract; and

2)	he or she did not make the settlement option election in effect.

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Settlement Option Tables

The Option Tables show the payments we will make at sample payment intervals for each $1,000 applied at the guaranteed interest rate. Amounts may vary with the payment interval and the age of the person on whose life payments are based. Upon request, we will provide information on the payments that we will make for other payment intervals and ages.

OPTION A TABLE - INCOME FOR A FIXED PERIOD

Payments for fixed number of years for each $1,000 applied

Term of Payments	Annual		Semi- Annual	Quarterly	Monthly
Years
1	[$	1,010.00	$503.74	$251.55	$83.78
2		507.51	253.12	126.40	42.10
3		340.02	169.58	84.68	28.20
4		256.28	127.82	63.83	21.25
5		206.03	102.76	51.31	17.09
6		172.54	86.05	42.97	14.31
7		148.62	74.12	37.01	12.32
8		130.69	65.18	32.55	10.84
9		116.74	58.22	29.07	9.68
10		105.58	52.65	26.29	8.75
11		96.45	48.10	24.02	8.00
12		88.84	44.31	22.12	7.37
13		82.41	41.10	20.52	6.83
14		76.90	38.35	19.15	6.37
15		72.12	35.97	17.96	5.98
16		67.94	33.88	16.92	5.63
17		64.25	32.04	16.00	5.33
18		60.98	30.41	15.18	5.05
19		58.05	28.95	14.45	4.81
20		55.41	27.63	13.80	4.59	]

The values stated for years 1-4 are available only as a Death Benefit option

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OPTION B TABLE - LIFE ANNUITY WITH PAYMENTS FOR AT LEAST A FIXED PERIOD

Monthly payments by age of person named for each $1,000 applied

	Number of Months Certain
Age	0		60	120	180	240
55	$	[3.25	$3.24	$3.22	$3.18	$3.12

56		3.33	3.33	3.30	3.26	3.18
57		3.42	3.42	3.39	3.34	3.25
58		3.52	3.51	3.48	3.42	3.32
59		3.62	3.61	3.58	3.51	3.40
60		3.73	3.72	3.68	3.60	3.47

61		3.85	3.83	3.79	3.69	3.54
62		3.97	3.95	3.90	3.79	3.62
63		4.10	4.08	4.02	3.89	3.69
64		4.24	4.22	4.14	4.00	3.77
65		4.39	4.36	4.27	4.10	3.84

66		4.55	4.52	4.41	4.21	3.91
67		4.72	4.68	4.56	4.33	3.99
68		4.90	4.86	4.71	4.44	4.05
69		5.10	5.04	4.87	4.55	4.12
70		5.30	5.24	5.03	4.67	4.18

71		5.53	5.45	5.21	4.78	4.24
72		5.77	5.68	5.39	4.89	4.29
73		6.03	5.92	5.57	5.00	4.34
74		6.31	6.18	5.76	5.11	4.38
75		6.61	6.45	5.95	5.21	4.42

76		6.93	6.74	6.15	5.31	4.45
77		7.28	7.04	6.35	5.40	4.48
78		7.66	7.37	6.55	5.48	4.50
79		8.07	7.71	6.75	5.56	4.52
80		8.51	8.07	6.94	5.63	4.54	]2

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OPTION C TABLE - JOINT AND ONE-HALF SURVIVOR ANNUITY

Monthly payments by ages of persons named for each $1,000 applied*

	Secondary Age
Primary Age	60		61	62	63	64	65	66	67	68	69	70
60	$	[3.39	3.42	3.44	3.46	3.48	3.50	3.52	3.54	3.56	3.57	3.59
61		3.47	3.49	3.52	3.54	3.56	3.59	3.61	3.63	3.65	3.66	3.68
62		3.54	3.57	3.59	3.62	3.65	3.67	3.69	3.72	3.74	3.76	3.78
63		3.61	3.64	3.67	3.70	3.73	3.76	3.79	3.81	3.83	3.86	3.88
64		3.69	3.72	3.76	3.79	3.82	3.85	3.88	3.91	3.93	3.96	3.98
65		3.77	3.80	3.84	3.88	3.91	3.94	3.98	4.01	4.04	4.07	4.09
66		3.85	3.89	3.93	3.97	4.00	4.04	4.08	4.11	4.14	4.18	4.21
67		3.93	3.97	4.02	4.06	4.10	4.14	4.18	4.22	4.25	4.29	4.32
68		4.01	4.06	4.11	4.15	4.20	4.24	4.28	4.33	4.37	4.41	4.44
69		4.10	4.15	4.20	4.25	4.30	4.34	4.39	4.44	4.48	4.53	4.57
70		4.18	4.24	4.29	4.34	4.40	4.45	4.50	4.55	4.60	4.65	4.70	]

*	Payments after the death of the primary payee will be one-half (1/2) of the amount shown

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GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT

Nonparticipating – No Dividends

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